EXHIBIT 20.2
         Memorandum of Understanding Between Edison and DRA
                      Re 1995 General Rate Case


This MOU is not a settlement agreement or stipulation between Edison and DRA, but forms the basis for a future settlement or stipulation. This MOU is subject to approval by Edison's Board of Directors. Edison and DRA agree not to publicly disclose the terms of this MOU until approved by Edison's Board. Edison and DRA will conduct these negotiations in confidence pursuant to Rule 51.9 of the Commission's Rules of Practice and Procedure. Edison and DRA will make all reasonable efforts to negotiate the settlement or stipulation in time for rates to be effective 1/1/95.

1. Edison will accelerate the recovery of its share of SONGS 2 & 3 sunk costs commencing on 2/1/96 and terminating on 12/31/03 ("8-Year Period").

2. The sunk costs Edison will recover is a SONGS 2 & 3 rate base amount of $2,749 million less the accumulated deferred taxes of $562 million. 1

3. During the 8-Year Period, Edison will earn a return on SONGS 2 & 3 sunk costs equivalent to 7.78% on rate base.

4. Edison will remove the revenue requirement in rates as of 1/31/96 for items identified as SONGS 2 & 3 sunk costs. Starting 2/1/96, the SONGS 2 & 3 sunk costs shall be placed in rates and recovered over 8 years.

5. DRA and Edison shall negotiate terms and conditions in the final settlement document consistent with those in the SONGS 1 model to address the permanent closure of SONGS 2 and/or 3.

6. From 2/1/96 through 12/31/03, Edison must accept on behalf of its customers all of its share of SONGS 2 & 3 output. The following Incremental Cost Incentive Pricing ("ICIP"), by year, subject to verification is:

      For:  1996  -  3.80 cents/kWh          2000  -  4.05 cents/kWh
            1997  -  3.85 cents/kWh          2001  -  4.10 cents/kWh
            1998  -  4.00 cents/kWh          2002  -  4.15 cents/kWh
            1999  -  4.00 cents/kWh          2003  -  4.15 cents/kWh







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1     The amount to be amortized will consist of Edison's SONGS 2 & 3 sunk costs recorded as of 1/1/96 and will include amounts for Marine Mitigation costs - $41 million; Design Basis Documentation - $31 million; COD Adjustment - $17 million; and MS Inventory - $52 million.

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7.    Subsequent to 12/31/03, Edison may sell power generated by SONGS 2 and 3 to any customer.

8. Subsequent to 2/1/96, there will be no apparent need for SONGS 2 or 3 reasonableness reviews. Edison retains the option to produce power at any level or permanently close either SONGS 2 and/or 3 at any time.

9. The Nuclear Unit Incentive Procedure for SONGS 2 & 3 shall terminate at the completion of Fuel Cycle 7 operations.

10. Edison will continue traditional cost-of-service rate recovery of SONGS 2 & 3 decommissioning expenses, unamortized loss on reacquired debt, and DOE decommissioning expense from EPAct 1992. Edison may also seek recovery of assessments, retrospective premiums or other costs associated with worker or third party claims.

11. Edison's 1995 base rate revenue requirement2 will be reduced by $67 million from the currently estimated 12/31/94 authorized level of $3,932 million, resulting in an ALBRR of $3,865 million. This will include funding DSM programs and activities at $65 million, of which $14 million will be transferred to Customer Service O&M expense. RD&D programs and activities will be funded at $28 million.

12. If a PBR mechanism is effective by 1/1/96, attrition will not be required.



By:   Bruce C. Foster   9/2/94         By: James D. Pretti   9/2/94
      Southern California Edison           Division of Ratepayer
      Company                              Advocates







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2 Nominal dollars.